Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 No. 333-162227) and related Prospectus, as amended with the filing of this Post-Effective Amendment No. 3, of AmerisourceBergen Corporation for the registration of common stock, preferred stock, debt securities, depository shares, warrants, purchase contracts, units and guarantees of debt securities and to the incorporation by reference therein of our reports dated November 23, 2010, with respect to the consolidated financial statements and schedule of AmerisourceBergen Corporation, and the effectiveness of internal control over financial reporting of AmerisourceBergen Corporation, included in its Annual Report (Form 10- K) for the year ended September 30, 2010, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

November 3, 2011